Exhibit (a)(13)

Contacts:	Vincent J. Milano Vice President, CFO and Treasurer ViroPharma Incorporated Phone (610) 321-6225 William C. Roberts Director, Corporate Communications ViroPharma Incorporated Phone (610) 321-6288

VIROPHARMA INCORPORATED EXTENDS EXPIRATION DATE UNTIL JUNE 21, 2004

EXTON, Pa., June 15, 2004—ViroPharma Incorporated (Nasdaq:VPHM), a pharmaceutical company focused on developing and commercializing products that address serious diseases treated by physician specialists and in hospital settings, including cytomegalovirus (CMV) and hepatitis C (HCV), today announced it is extending the expiration date of its offer to exchange up to $99,122,500 aggregate principal amount of its new 6% Convertible Senior Plus Cash NotesSM due 2009 for up to all of the $127,900,000 aggregate principal amount of its currently outstanding 6% Convertible Subordinated Notes.

ViroPharma is extending the expiration of the exchange offer to June 21, 2004. The Company may further extend the expiration date or amend any of the terms or conditions of the exchange offer for any reason. In the case of an extension or a material amendment, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time on June 22, 2004, the first trading day after the expiration date of the exchange offer.

Holders who have validly tendered their 6% Convertible Subordinated Notes need take no further action. Other holders who want to tender their notes must do so no later than midnight, New York City time on June 21, 2004, when the exchange offer will expire unless further extended. Holders may withdraw any notes tendered, including any notes previously tendered, until the expiration date of the exchange offer.

The amount of the 6% Senior Convertible Notes tendered as of Monday, June 14, was approximately $4.9 million, or about 3% of the $127,900,000 aggregate principal amount of its currently outstanding 6% Convertible Subordinated Notes. Piper Jaffray & Co. is serving as the dealer manager for the exchange offer. U.S. Bank National Association is serving as the exchange agent. A prospectus supplement, prospectus, letter of transmittal and other materials related to the exchange offer are available free of charge from the information agent, Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 (800-259-3515). The prospectus supplement, prospectus, the letter of transmittal and other materials related to the exchange offer, may also be obtained free of charge at the Securities and Exchange Commission’s website (www.sec.gov).

A tender offer statement, registration statement (and the prospectus included therein), a related letter of transmittal and other offer documents relating to these securities have been filed with the Securities and Exchange Commission, but the registration statement has not yet become effective. Amendments, as necessary, to the tender offer statement, registration statement (and prospectus included therein) and other related documents will be filed with the Securities and Exchange Commission. These documents contain important information that should be read carefully before any decision is made with respect to the exchange offer. These securities may not be exchanged, nor may offers to exchange be accepted, prior to the time the registration statement become effective. This press release shall not constitute an offer to exchange, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or other jurisdiction.

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